THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE EVEREST OFFER AND NOT TENDER YOUR SHARES.

December 2, 2019

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of Hartman Short Term Income Properties XX, Inc. (the “Company”) to caution you about a tender offer being made for your shares by a third party at what we believe is an unreasonably low share price.

To REJECT the Everest Offer, simply ignore it. You do
not need to respond to anything.

Everest REIT Investors I, LLC (“Everest”) has made an unsolicited tender offer to holders of our common stock (the “Everest Offer”). You may have already received Everest’s offer materials and may also have seen that information on a Schedule TO filed by Everest with the Securities and Exchange Commission (the “SEC”) on November 18, 2019 (and amended November 27, 2019) . Everest is offering to purchase up to 925,000 shares of the Company’s common stock (the “Shares”) at a price of $9.00 per share (the “Offer Price”). Please note, we are not affiliated with Everest or their offer.

The Board has carefully evaluated the terms of the Everest Offer and believes that:

•      The price offered by Everest undervalues the long-term value of the Shares;

•     The Everest Offer represents an opportunistic attempt by Everest to catch current stockholders off-guard and to accept an unreasonably low price for their Shares; and

•       Everest is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares.

THE BOARD, TAKING INTO CONSIDERATION WHAT IT BELIEVES TO BE AN UNREASONABLY LOW OFFER PRICE FOR THE SHARES, UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE EVEREST OFFER AND NOT TENDER YOUR SHARES. However, each stockholder must independently evaluate whether to tender its Shares to Everest pursuant to the Everest Offer and the Board recognizes that an individual stockholder may have liquidity needs that cannot be met in other ways that factor into his or her consideration as to whether to accept the Everest Offer. Set forth below are the material factors contributing to the Board’s decision to recommend that you reject the Everest Offer. You should consider these factors in deciding whether to accept or reject the Everest Offer. If you want to retain your Shares, no action on your part is necessary.

Material Factors Contributing to the Board’s Decision
to Recommend that You Reject the Everest Offer

The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of its position, if any, with respect to the Everest Offer. In reaching the

2909 Hillcroft Suite 420, Houston TX 77057
Main telephone number: 713-467-2222

conclusions and in making the recommendation described below, the Board: (1) consulted with members of the Company’s management; (2) reviewed the terms and conditions of the Everest Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business and financial condition. The following are the material factors contributing to the Board’s decision to recommend that you reject the Everest Offer:
(i)The tender offer undervalues both the current and potential long-term value of the Shares.
The Everest Offer Price is significantly less than the current and potential long-term value of the shares. As of December 31, 2018, the net asset value (“NAV”) per share of common stock was $12.61. The Everest Offer Price of $9.00 per share or approximately 29% less than the calculated NAV per share. The Board believes that the Everest Offer represents an opportunistic attempt by Everest to purchase Shares at a low share price and make a profit and, as a result, deprive the Company’s stockholders who tender their Shares of the potential opportunity to realize the long-term value of their investment in the Company or potential value of the shares of that the Company’s stockholders could achieve after the merger.
(ii)Everest intends to make a profit.
Everest states that the Everest Offer is being made “for investment purposes and with a view to making a profit for itself” and admits that it was “motivated to establish a price which might be acceptable” to some of the Company’s stockholders and is consistent with its objectives. Therefore, Everest acknowledges that the Offer Price was established based on Everest’s objectives and not based on what is in the best financial interest of the Company’s stockholders.
(iii)Everest’s Offer Price is arbitrary.
Everest acknowledges that it is not an appraiser of real estate and did not attempt to estimate specific values for specific properties owned by the Company. Everest explains that it considered the Company’s estimated per Share value as of December 31, 2018 of $12.61 per Share, and considered other factors when establishing the price, including the limited trading activity of the Shares, the discount to potential liquidation value that is acceptable to it given the illiquidity of the Shares, and its desire to set a price that will be acceptable to some of the Company’s stockholders but will also enable it to make a profit by holding on to the Shares until the Company is liquidated. Everest provides no analysis with respect to how it arrived at the liquidity discount to the current per Share value. The Board and the Company’s management believe this illustrates the lack of credibility of Everest’s valuation methods and the inadequacy of their Offer Price.
(iv)Shareholders who tender their shares will not be able to vote in the proposed merger, nor will they be able to take advantage of the benefits the merged company provides.
The Company believes it is in the final phases of obtaining clearance by the SEC of its registration and proxy materials and that a merger of the companies could occur as early as the end of the first quarter 2020. The Everest offer expires on January 3, 2020 (unless extended). Shareholders who tender their shares will not have the opportunity to participate in the merger voting, nor will they be shareholders after the mergers are complete. Shareholders would not have the opportunity to participate in any liquidity event that may be possible with a larger, more diverse company.

2909 Hillcroft Suite 420, Houston TX 77057
Main telephone number: 713-467-2222

(v)The Company’s Share Redemption Program is suspended during the time the Company is seeking SEC review of its registration and proxy materials and shareholders are considering the merger, but it is intended that the share redemption program will reopen after the mergers are complete.
The Company has a Share Redemption Program that allows stockholders to have their Shares repurchased at a price equal to the current estimated per Share value, subject to certain limitations, including the satisfaction of a one-year holding period a sliding discount to the purchase price for years 2-5 (10% to 0%, respectively), and a volume limitation. Since its inception, the Company repurchased a total of 875,076.9118 Shares pursuant to the Share Redemption Plan. However, in connection with the pending merger vote, the Board elected to suspend the Company’s Share Redemption Program. Thus, the Everest Offer, although substantially undervaluing the Shares, may provide the Company’s stockholders with immediate liquidity. Everest may see an opportunity to acquire Shares at a discount to current estimated per share value believing they will get liquidity through the Share Redemption Program, assuming the suspension is lifted. Shareholders who tender their shares will be doing so at a price well below the NAV and the price offered in the share redemption program, when it reopens.
(vi)The Company has been paying distributions.
The Company has previously paid distributions at a rate of $0.70 per Share annually, which equates to a 7.0% annualized distribution rate based on a purchase price of $10.00 per Share. If you tender your Shares to Everest in the Everest Offer, they will receive your dividends from and after the date they purchase your Shares.
(vii)Depositary for the Everest Offer is not independent.
Everest has engaged a depositary for the Everest Offer, Everest Financial, Inc., that is an affiliate of Everest. As a result, there is no independent third-party holding funds of Everest for payment of the Offer Price that can independently verify that such funds are available for payment, and Everest may have access to the Shares tendered by stockholders before all conditions to the Everest Offer have been satisfied and tendering holders have been paid
(viii)Everest Offer may not be completed.
There is no guarantee that the Everest Offer can or will be completed as soon as Everest contemplates in the Everest Offer. The Everest Offer does not initially expire until January 3, 2020 and this date may be extended by Everest, subject to compliance with applicable securities laws, in its sole discretion. Additionally, Everest may decline to purchase any of the Shares tendered and terminate the Everest Offer
(ix)Offer Price may change.
Everest expressly reserves the right to amend the terms of the Everest Offer, including by decreasing the Offer Price or by changing the number of Shares being sought or the type of consideration, at any time before the Everest Offer expires, subject to compliance with applicable securities laws
(x)Submission to jurisdiction in California.
The Everest Offer requires each stockholder to submit to the personal jurisdiction of the State of California and to arbitrate any disputes that may arise between any stockholder and Everest or the depositary. For most stockholders and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Additionally, in any dispute between a stockholder and Everest or the depositary, the prevailing party will be entitled to recover attorney fees and costs.

2909 Hillcroft Suite 420, Houston TX 77057
Main telephone number: 713-467-2222

There can be no assurance as to the actual long-term value of the Shares, or the potential benefits that the Company’s stockholders would receive in the Proposed Merger, as the benefits are dependent on a number of factors, including general economic conditions and other factors listed in the Company’s registration statement. In addition, due to the suspension of the Company’s Share Redemption Program and the lack of a trading market for the Shares, there can be no assurance with respect to future liquidity to the stockholders. However, based on the information currently available to it, the Board believes the Offer Price for the Shares to be unreasonably low and that acceptance of the Everest Offer could result in stockholders receiving less for their Shares than they otherwise might over time.

The Board understands that you must make your own independent decision whether to tender or refrain from tendering your Shares. We strongly urge you to carefully consider all aspects of the Everest Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences, and (v) other factors you determine are relevant to your decision. You should carefully review all of the Everest Offer documents, as well as the Company’s publicly available annual, quarterly and other reports and the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 that the Company filed with the SEC on December 12, 2019, and consult with your own financial, tax and other advisors in evaluating the Everest Offer before deciding whether to tender your Shares. Again, no action is required on your part unless you are interested in selling your Shares.

PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

Should you have any questions or need further information about your options, please feel free to contact Investor Services at (713) 467-2222.

Sincerely,

/s/ Allen R. Hartman
Name:	Allen R. Hartman
Title:	Chief Executive Officer and President

Cautionary Note Regarding Forward-Looking Statements

This letter may contain forward-looking statements regarding, among other things, the Company and the future value of the Shares. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot guarantee that we will achieve or realize these plans, intentions or expectations. Factors that could cause the Company not to realize its plans, intentions or expectations include those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019, June 30, 2019, and September 30, 2019 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this letter.

2909 Hillcroft Suite 420, Houston TX 77057
Main telephone number: 713-467-2222